FOR IMMEDIATE RELEASE: September 1, 2026

VERSABANK ANNOUNCES FIRST IMPLEMENTATION OF REAL-TIME STRUCTURED RECEIVABLE PROGRAM

IN THE UNITED STATES

LONDON, ON - VersaBank (or the "Bank") (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced that its recently launched Real-Time Structured Receivable Program (SRP) has been implemented for the first time in the United States by the Bank's SRP partner ECN Capital.

"As expected, there has been a flood of demand for our breakthrough Real-Time SRP from both existing and prospective partners since launch just a couple of months ago," said David Taylor, Founder and President, VersaBank.  "Feedback from these partners continues to confirm the economic, efficiency and risk mitigation benefits of our real-time capability, as well as the significant opportunity for our Real-Time SRP as a superior alternative to conventional securitization for point-of-sale funding."

"VersaBank's Real-Time SRP significantly enhances what was already a highly attractive and truly unique funding solution for point-of-sale financing businesses like ours," said Chris Johnson, SVP & Head of Capital Markets, ECN Capital.  "The implementation of VersaBank's original SRP last year has not only helped us grow our business faster but has enabled us to do that more profitably.  As always, the VersaBank team was exceptional to work with on this project and the integration of the Bank's technology enhancements into our operations was seamless.  We look forward to continuing to grow our business with VersaBank."

ABOUT VERSABANK'S REAL-TIME STRUCTURED RECEIVABLE PROGRAM

VersaBank's Real-Time Structured Receivable Program (SRP) is a revolutionary innovation in funding for point-of-sale financing companies, providing the same reliable, economically attractive funding solution as the Bank's existing SRP, with the additional benefit of eliminating the need for SRP partners to warehouse multiple receivables over a period of time (typically from five to 30 or more days). This enables the Bank's SRP partners to finance individual loans within just hours, reducing the overall financing cost and the need for warehouse financing. It also further strengthens VersaBank's exceptional risk mitigation capabilities by enabling the Bank to better leverage its own, internal AI platform through evaluation of the partner loans underlying the SRP receivables on an individual basis.

ABOUT ECN CAPITAL

ECN Capital is a leading provider of business services to North American-based institutional investor, insurance company, pension plan, bank and credit union partners (collectively, its "Partners"). ECN Capital originates, manages and advises on credit assets on behalf of its Partners. Our Partners are seeking high quality assets to match with their deposits, term insurance or other liabilities. These services are offered through the Manufactured Housing Finance operating segment.

ABOUT VERSABANK

VersaBank is a North American bank with a difference.  Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary technology designed to address underserved segments of the banking industry. VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners.  In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been deployed in Canada for over 15 years, to the U.S. market.  VersaBank also owns Minnesota-based DRT Cyber Inc., which provides cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.  Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology designed to enable the next generation of digital assets for the banking and financial community, including the Bank's proprietary Real Bank Tokenized DepositsTM.

VersaBank's Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

FORWARD-LOOKING STATEMENTS

VersaBank's public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements, including statements regarding the anticipated economic, efficiency and risk mitigation benefits of the Bank's Real-Time Structured Receivable Program, anticipated demand for that program, and the timing and scope of future implementations of that program.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank's control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank's ability to anticipate and manage the risks associated with these factors.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank's financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward-looking statement contained in this press release or made from time to time by VersaBank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lawrence Chamberlain

Global Senior Vice President, Investor and Stakeholder Relations

(416) 540-7486

lawrencec@versabank.com

Visit our website at:  www.versabank.com

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